Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607
PO Drawer 17803, Raleigh, NC 27619
P: 919.781.4000 F: 919.781.4865 www.wyrick.com

June 12, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Mr. Jeffrey Gabor
Ms. Celeste Murphy
Division of Corporation Finance
Office of Life Sciences

Re:        9 Meters Biopharma, Inc.
Registration Statement on Form S-3
Filed June 1, 2020
File No. 333-238850

Ladies and Gentlemen:

We write this letter on behalf of our client 9 Meters Biopharma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 11, 2020. For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Registration Statement on Form S-3 filed on June 1, 2020

General

1.
We note you have not provided financial statements in connection with your acquisition of Naia Rare Diseases, Inc. in this registration statement. Provide us with your analysis as to why these financial statements are not required, including the tests of significance for the acquisition. Please see Item 11(b)(i) of Form S-3 and Rule 8-04 of Regulation S-X.

In response to the Staff’s comment, the Company confirms it conducted tests of significance under Rule 8-04 of Regulation S-X with respect to the acquisition of Naia Rare Diseases, Inc. (the “Naia Acquisition”) and has determined that none of the conditions specified in Rule 8-04(b) of Regulation S-X exceeds 20% with respect to the Naia Acquisition. Pursuant to the exception available under Rule 8-04(d), which applies if the acquirer has completed a significant acquisition after its latest fiscal year-end and filed a report on Form 8-K including audited financial statements for the acquired business and the pro forma financial information required by Article 8, the Company conducted the significance comparisons based on the pro forma financial information filed with its June 12, 2020 amendment to its Current Report on Form 8-K originally filed on May 4, 2020, rather than its historical financial information. The significant subsidiary tests for the Naia Acquisition are included on Exhibit A, attached hereto.

2.	Please file the financial statements referenced in your Form 8-K filed on May 4, 2020.

On June 12, 2020, the Company filed an amendment to its Current Report on Form 8-K filed on May 4, 2020, which contains the financial statements referenced in the original Form 8-K.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc: John Temperato, Chief Executive Officer, 9 Meters Biopharma, Inc.

Exhibit A

Naia Acquisition Significance Tests
All amounts in thousands, except for percentages

1. Investment test

Naia Acquisition - Value of Consideration Transferred	$4,920
9 Meters Biopharma, Inc. Pro Forma Assets - December 31, 2019	$25,854
Significance	19.0%

2. Asset test

Naia Rare Diseases, Inc. Total Assets - December 31, 2019	$16
9 Meters Biopharma, Inc. Pro Forma Assets - December 31, 2019	$25,854
Significance	0.0%

3. Income test

Naia Rare Diseases, Inc. Operating Income - FY 2019	$(333)
9 Meters Biopharma, Inc. Pro Forma Operating Income - FY 2019	$(64,857)
Significance	0.5%

3